Exhibit 3.1

AMENDMENT NO. 2 TO THE BYLAWS
OF

VESTIN REALTY MORTGAGE I, INC.

Pursuant to Article XV of the Bylaws (the “Bylaws”) of Vestin Realty Mortgage I, Inc., a Maryland corporation (the “Company”), the Bylaws of the Company have been amended to add a new Article XVII as follows:

ARTICLE XVII

Excusive Forum For Certain Litigation

Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation, (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the MGCL or the charter or these Bylaws, or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine.